

OFFERING MEMORANDUM

facilitated by



Iylia, LLC

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A)   BASIC INFORMATION ABOUT THE COMPANY

Name of Company	IYLIA, LLC
State of Organization	NY
Date of Formation	9/2/2014
Entity Type	LLC
Street Address	50 W 77th Street Apt 3M, New York, NY, 10024
Website Address	www.iylia.com

(B)   DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1	Layla-Joy Williams
Positions with the Company Title Duration	CEO 2014 - Present
Business experience (last three years)	CEO of Iylia
Principal occupation (last three years)	CEO of Iylia
Has this person been employed by anyone else in the last three years?	No

Key Person 2	Tifane Williams
Positions with the Company Title Duration	President, Strategy & Business Development 2014 - Present
Business experience (last three years)	Strategy & Business Development
Principal occupation (last three years)	Strategy & Business Development



Has this person been employed by anyone else in the last three years?	No

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(C)   **EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER**

Layla-Joy Williams

(D)   **THE COMPANY'S BUSINESS AND BUSINESS PLAN**

THE OPPORTUNITY

Layla-Joy Williams, has spent 20 years in the footwear industry. In creating her own luxury brand, IYLIA, Layla-Joy has become recognized for her ability to translate trends in a way that feels both feminine and edgy. A fan favorite of journalists to fashion bloggers, IYLIA reaches a broad spectrum of tastes and sensibilities. Having been featured in MSNBC Morning Joe co-host Mika Brzezinski's book, Know Your Value, ABC-TV, and Cosmopolitan Magazine among others, Layla-Joy aims to extend her burgeoning influence to support and inspire the creative bent in young girls in underserved communities.

Layla-Joy Williams has been a dedicated student of design, graduating with honors from the Pratt Institute with a degree in Industrial Design, including Product, Furniture and Automotive design. Following her education at Pratt, she went on to spend the next 18 plus years making a name for herself in the footwear industry, believing shoes can be both functional and luxurious. She has worked with industry heavy hitters such as Nine West, Nina Shoes, Michael Kors, and Stuart Weitzman.

Explore Collection

"It takes courage to conceptualize a vision and bring a collection to fruition. We are endlessly grateful for all of the women who have the courage to chase their dreams – as it inspires us to chase ours…. We launched IYLIA in the Spring of 2015, and since then we've dedicated ourselves to evolving our brand – as we're on an endless search for Perfection."
- Layla-Joy Williams, Crafted for all day, everyday

FROM THE FOUNDER

"We are very excited for you to be a part of IYLIA's next chapter. The United States & Canada are important to us and we are planning further expansion in those markets."
- Layla-Joy

OUR COLLECTION

IYLIA was created to be wearable, sexy and fashionable. We manufacture in Spain, where we design and oversee all of the elements related to our brand.

We've created the consummate Desk to Dinner collection.

Each piece captures a complex vision of glamorous, indulgent footwear that doesn't sacrifice practicality, enabling women to look and feel fabulous all day and all night. Shoes are our art and we strive to make every piece a masterpiece. Our focus is on crafting shoes that are designed to be sexy.

Our shoes elongate the legs because of our careful placement of elegant lines and positioning of straps. We also focus on the pitch and arch of each construction and culminate all of these elements with the use of sculpted heels and rich leathers and materials.

IN THE PRESS
- "IT MAKES SENSE NOW": JOE SCARBOROUGH AND MIKA BRZEZINSKI TIE THE KNOT IN A SECRET WASHINGTON, D.C., CEREMONY



- Halle Berry and Daughter Nahla, 11, Look Super Cute While Out and About After School — See the Pics!

(E)   NUMBER OF EMPLOYEES

The Company currently has 5 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$50,000
Offering Deadline	January 29th, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$75,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.



(I) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Manufacturing	$30,000	$40,000
Operating Capital	$7,000	$15,500
Product Materials	$10,000	$15,000
Compensation to MainVest	$3,000	$4,500
TOTAL	$50,000	$75,000

(J) THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.


MAINVEST

(L)   PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	3.5 - 5.5%**
Payment Deadline	12 / 31 / 2026
Maximum Payment Multiple - Early Investors*** - All Other Investors	 1.6 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.51 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	3.5%
$56,250	4.0%



$62,500	4.5%
$70,800	5.2%
$75,000	5.5%

*** To reward early participation, the investors who contribute the first $50,000 raised in the offering will receive a 1.6x cap. Investors who contribute after $50,000 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	LLC
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A



How These Securities Differ from the Promissory Notes Offered to Investors	N/A

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Layla-Joy Williams	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.



(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

HISTORICAL FINANCIALS

IYLIA has been operating since September, 2014 and has since achieved the following milestones:

- Based out of New York, NY
- Achieved revenue of $6,606 in 2017, which then grew to $16,650 in 2018.
- Achieved profit of -$25,220 in 2017, which then grew to -$6,336 in 2018.

Historical financial performance is not necessarily predictive of future performance.

PERSONAL CONTRIBUTIONS

Since 2014 the owner has invested a significant amount of money into the business. There is a risk that to sustain operations and reach profitability, the owner will need to put in additional personal capital or raise further capital outside of the MainVest raise. It is possible that the Company will be unable to raise additional capital, which could cause liquidity and solvency problems in the future.

HISTORICAL AND FORECASTED MILESTONES

Since forming in 2014, IYLIA has developed its product line, began manufacturing in Spain, and launched an E-Commerce store. Additionally, the Company has invested time and money into building its brand through various forms of marketing. With the capital raised from the MainVest campaign, the Company plans to increase inventory and significantly grow revenue.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.



IYLIA Pro-Forma Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$400,000	$440,000	$484,000	$532,400	$559,020
Cost of goods sold	$100,000	$110,000	$121,000	$133,100	$139,755
Gross profit	**$300,000**	**$330,000**	**$363,000**	**$399,300**	**$419,265**
Expenses					
Rent	$24,000	$24,600	$25,215	$25,845	$26,492
Utilities	$1,800	$1,845	$1,891	$1,938	$1,987
Freight Forwarding	$24,000	$26,400	$29,040	$31,944	$33,541
Insurance	$4,000	$4,100	$4,203	$4,308	$4,415
Advertising	$5,000	$5,500	$6,050	$6,655	$6,988
Travel	$20,000	$22,000	$24,200	$26,620	$27,951
Legal and Professional	$10,000	$10,250	$10,506	$10,769	$11,038
Office and Admin	$5,000	$5,500	$6,050	$6,655	$6,988
Payroll	$15,000	$16,500	$18,150	$19,965	$20,963
Other expense 1	$0	$0	$0	$0	$0
Other expense 2	$0	$0	$0	$0	$0
Other expense 3	$0	$0	$0	$0	$0
Other expense 4	$0	$0	$0	$0	$0
Total	**$108,800**	**$116,695**	**$125,305**	**$134,699**	**$140,363**
Operating Profit	**$191,200**	**$213,305**	**$237,695**	**$264,601**	**$278,902**

(U) DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation
A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) ANNUAL REPORTS FOR THE COMPANY



The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$16,650	$6,606
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-6,336	$-25,220

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

